AH 3/17/2004

VE 3/18/04

[redacted]

04016059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 158

SEC FILE NUMBER
8- 47479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAC KENZIE / EDWARD GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

508 UNIVERSITY PLACE
(No. and Street)

GROSSE POINTE, MI 48230
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER WEIPERT (313) 884-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.J. BOSSIO & CO., P.C.
(Name – *if individual, state last, first, middle name*)

28004 CENTER OAKS CT., SUITE 100, WIXOM, MI 48393
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, PETER M. WEIPERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACKENZIE / EDWARD GROUP, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Charles S. Kennedy III

Notary Public Wayne County, Michigan
Commission Expires 11/8/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MacKenzie/Edward Group, Inc.

Financial Statements

For The Year Ended

December 31, 2003

MacKenzie/Edward Group, Inc.
Table of Contents

A.J. BOSSIO & CO., P.C

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS REPORT

To the Board of Directors of:
MacKenzie/Edward Group, Inc.

We have audited the accompanying statement of financial condition of MacKenzie/Edward Group, Inc., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of the general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of MacKenzie/Edward Group, Inc. as of December 31, 2003, and the results of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basis financial statements taken as a whole. Schedule I contained in the supplementary information section is presented for the purpose of additional analysis and is not part of the basic financial statements, but is supplementary information required by rule 17a-15 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

A. J. Bossio & Co.

Farmington Hills, Michigan
February 18, 2004

28004 Center Oaks Ct #100 / Wixom / MI / (248) 449-9310 / Fax (248) 449932

Mackenzie/Edward Group, Inc.
Statement of Financial Condition
As of December 31, 2003

ASSETS		
Cash & Cash Equivalents	$	220,314
Office Equipment		2,964
Accumulated Depreciation		(2,964)
TOTAL ASSETS	$	220,314

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Other Liabilities	$	165
Total Liabilities		165
STOCKHOLDER'S EQUITY		
Common Stock		1,000
Retained Earnings		219,148
Total Stockholder's Equity		220,148
TOTAL LIABILITIES & STOCKHOLDER	$	220,314

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenue:		
Consulting Fees	$	96
Loss on Firm Investments		-
Dividends		674
Total Revenue		770
Expenses:		
Regulatory Fees and Expenses		1,200
Other Expenses		3,507
Total Expenses		4,707
Net Income	$	(3,937)

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Changes in Stockholder's Equity
As of December 31, 2003

	Common Stock		Retained Earnings		Total Stockholder's Equity	
Balances at December 31, 2000	$	1,000	$	223,085	$	224,085
Net Income				(3,937)		(3,937)
Stockholder Distributions				-		-
Balances at December 31, 2001	$	1,000	$	219,148	$	220,148

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2003

Subordinated Liabilities at January 1, 2002	$ 0
Increases	0
Decreases	0
Subordinated Liabilities at December 31, 2002	$ 0

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash Flow from Operating Activities		
Net Income		$ (3,937)
Realized Loss on Investments		-
Adjustments to Reconcile Cash Flow		
Increase (Decrease) Liabilities		
Other Liabilites	(51)	
Total Adjustments		(51)
Cash Provided by Operations		(3,988)
Cash Flow from Investing Activities		
Equipment Purchase	-	
Cash Used by Investing Activities		-
Cash Flow from Financing Activities		
Stockholder Distributions	-	
Cash Provided by Financing		-
Net Increase in Cash		(3,988)
Cash at the Beginning of the Year		224,301
Cash at the End of the Year		$ 220,314

The accompanying notes are an integral part of these financial statements.

Note A: Nature of Business

MacKenzie/Edward Group, Inc. (the Company) was incorporated in the State of Michigan on June 8, 1993 and the Company has obtained membership in the National Association of Securities Dealers, Inc. (NASD). Pursuant to orders issued by the Securities Exchange Commission (SEC), the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisor Act.

The Company offers financial consulting and investment banking services to companies located in primarily in southeastern Michigan. Accordingly, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

Note B: Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

Depreciation: Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives utilizing the modified accelerated cost recovery system (MACRS).

Income Taxes: No provision has been made for federal income tax since the Company has elected Sub Chapter S status and any potential tax liability is passed directly through to the shareholders.

Customer Securities: The Company does not have customer securities in their possession.

Revenue Recognition: Investment banking revenue is recorded at the time the deal is completed and the income is reasonably determinable.

Marketable Securities: Marketable securities are recorded at the lower of cost or market, if there is a determinable market value. If there is no determinable market value or the securities are restricted, then they are recorded at cost.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC.

Note C: Capital Stock

The Company has authorized 60,000 shares of common stock. As of December 31, 2003 the Company had 1,000 shares issued and outstanding, with a par value of $1.00.

Note D: Cash Flow Information

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

The Company paid nothing for interest for the year ended December 31, 2003.

Since it is an S-Corporation, the Company does not pay income taxes at the corporate level.

Note E: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $217,530 which was $212,530 in excess of its required net capital of $5,000. The Company's net capital ratio was .0008 to 1.

An exemption from Rule 15c3-3 is being claimed based on 15c3-3(k)(2), which says that the rules for 15c3-3 do not apply to a broker or dealer who does not maintain margin accounts or does not perform custodial duties for client securities. Since the Company is exempt, these financial statements do not include the computations required under rule 15c3-3.

Note F: Profit Sharing Plan.

The Company maintains a Defined Contribution Profit Sharing Plan. All employees are covered. The contributions for the year ended December 31, 2003 were based on 15% of compensation. There were no contributions for the year ended December 31, 2003.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2003

Schedule I
Mackenzie/Edward Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

NET CAPITAL		
Total stockholder's equity	$	220,148
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		220,148
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		220,148
Deductions and/or charges		
Non-allowable assets		-
Net capital before haircuts on securities positions		220,148
Haircuts on securities (computer where applicable, pursuant to rule 15c3-1(f))		
Trading & Investment Securities - Other Securities		(2,601)
Net capital	$	217,547
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Other current liabilities	$	165
Items not included in statement of financial condition		-
		165
Less adjustment based on special reverse bank accounts		-
Total aggregate indebtedness	$	165
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	217,547
Minimum net capital required		5,000
Excess net capital	$	212,547
Excess capital at 1000%	$	217,530
Ratio: Aggregate indebtedness to net capital		.08% to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	217,530
Audit Adjustment		-
Net capital per above	$	217,530

The accompanying notes are an integral part of these financial statements.

A.J. BOSSIO & CO., P.C.

Certified Public Accountants and Consultants

Board of Directors
Mackenzie/Edward Group, Inc.

In planning and performing our audit of the financial statements of MacKenzie/Edward Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

28004 Center Oaks Court #100, Wixom, MI 48393 / (248) 449-9310 / Fax (248) 449-9320

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the designed operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wixom, Michigan
February 18, 2004